Exhibit 99.1

FERRARI AND QUALCOMM: A STRATEGIC TECHNOLOGY PARTNERSHIP AIMED AT THE FUTURE

Maranello, 8 February 2022 - Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) is pleased to announce a new and exciting partnership with Qualcomm Technologies, Inc. As from today, the San Diego, California-based company, will be a Scuderia Ferrari Premium Partner through Snapdragon®, Qualcomm’s premium product and experience brand leveraged across multiple platforms and categories, including automotive. The agreement with Qualcomm Technologies will have a strong technological impact aimed at accelerating the digital transformation process for Ferrari and its road cars. Starting from the first common projects already identified, such as the digital cockpit, the two Companies will bring together ideas and expertise to explore new opportunities and a range of technological solutions.

The Snapdragon logo will make its debut on the F1-75, the Ferrari single-seater which will be unveiled at Maranello on 17 February 2022. Furthermore, the Maranello marque’s esports activities will be a part of the sponsorship.

Benedetto Vigna, Ferrari CEO:
“We believe innovation requires market leaders working together. Thanks to this agreement with Qualcomm Technologies, we expand our knowledge in digital technologies and web 3.0, areas with great potential for automotive and motorsport. We believe valuable partnerships, and a distinctive Ferrari interpretation, ultimately enhance product excellence.”

Cristiano Amon, President and CEO of Qualcomm Incorporated:
“We are excited to see our automotive technology leadership play an integral role in this new strategic relationship with Ferrari. We look forward to helping shape what the future holds as we work together to bring world-class driving experiences to their customers through our Snapdragon Digital Chassis.”

Ferrari Press Office
media@ferrari.com
tel.: +39 0536 949337
Email: media@ferrari.com

Snapdragon and Digital Chassis are trademarks or registered trademarks of Qualcomm Incorporated.

Snapdragon and Snapdragon Digital Chassis are products of Qualcomm Technologies, Inc. and/or its subsidiaries.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977